Exhibit 3.6

AMENDMENT TO RESTATED BY-LAWS
OF
CONSOLIDATED GRAPHICS, INC.

Effective December 2, 2002, the Board of Directors of Consolidated Graphics, Inc. (the “Corporation”) adopted the following amendment to its Restated By-Laws:

Article II, Section 2 of the Corporation’s Restated By-Laws is deleted in its entirety and is replaced with the following provision:

SECTION 2.           Number, Qualifications and Term.  The Board of Directors shall be six (6) members unless otherwise determined from time to time by resolution adopted by the Board of Directors, but shall never be less than four (4).  No decrease in the number of directors shall shorten the term of any incumbent director.  Directors need not be shareholders of the Corporation or residents of Texas.  Effective December 15, 1999, except as otherwise provided in Article II, Section 10 of these Bylaws, the Board of Directors shall be divided into three classes, each class to be as nearly equal in number as possible and the existing directors shall be allocated to such classes by resolution adopted by the Board of Directors.  The terms of office of directors of Class I are to expire at the first annual meeting of the shareholders after the first appointment of directors to such class, that of Class II is to expire at the second annual meeting of shareholders after the first appointment of directors to such class, and that of Class III is to expire at the third annual meeting of shareholders after the first appointment of directors to such class.  Following each applicable expiration date, each director then elected shall serve for a term ending on the date of the third annual meeting of shareholders following the annual meeting at which such director was elected.  Each person elected a director shall hold office until his successor is duly elected and qualified or until his earlier resignation or removal.